UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(Name of Issuer)

Common Units
(Title of Class of Securities)

458847209
(CUSIP Number)

March 31, 2004
(Date of the Event which Requires Filling of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(1) The reminder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover gage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS **Silvia Sisset de G. Harp Calderoni**		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **Mexican**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH :	5.	SOLE VOTING POWER **2,658,186** Common Units
	6.	SHARED VOTING POWER **1,169,279** Common Units
	7.	SOLE DISPOSITIVE POWER **2,658,186** Common Units
	8.	SHARED DISPOSITIVE POWER **1,169,279** Common Units

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **3,827,465** Common Units	
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 **7.9 %** Common Units	
12.	TYPE OF REPORTING PERSON **IN**	

ITEM 1
(a). Name of Issuer

Internacional de Cerámica, S.A. de C.V., a Mexican corporation (the "Issuer").

(b). Address of Issuer's Principal Executive Offices

The Issuer's principal executive offices are located at Av. Carlos Pacheco #7200, Sector 26, C.P. 31060, Chihuahua, Chih. México.

ITEM 2
(a). Name of Person Filing

Silvia Sisset de G. Harp Calderoni

(b). Address of Principal Business Office, or if None, Residence

Paseo de Tamarindos # 400 "B" piso 23
Col. Bosques de las Lomas
05120 Mexico, D.F.

(c). Citizenship

Mexico

(d). Title of Class of Securities

This statement on Schedule 13G relates to the Issuer's Common Units (the "Common Units") each comprised of two shares of Series B Common Stock of the Issuer.

(e). Cusip Number

458847209

ITEM 3.   If this statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2(b) or (c), Check whether the Person Filing is a:

(a)   [ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)   [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)   [ ] Investment company registered under Section 8 of the Investment Company Act.
(e)   [ ] An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)   [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)   [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)   [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)   [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.
(a)   Amount beneficially owned: **3,827,465** Common Units
(b)   Percent of class: **7.9%**
(c)   Number of shares as to which such person has:
        (i)   Sole power to vote or to direct the vote   **2,658,186** Common Units
        (ii) Shared power to vote or to direct the vote   **1,169,279** Common Units
        (iii) Sole power to dispose or to direct the disposition of   **2,658,186** Common Units
        (iv) Shared power to dispose or to direct the disposition of   **1,169,279** Common Units

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [   ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

Not Applicable

ITEM 9. Notice of Dissolution of Group.

Not Applicable

CUSIP No. **458847209**

ITEM 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2004
Date

/S/ SILVIA SISSET DE G. HARP CALDERONI
Signature

Silvia Sisset de G. Harp Calderoni
Name